Mail Stop 6010

								August 1, 2005


Ricardo A. Rivera
Director
Proguard Acquisition Corp.
3040 E. Commercial Blvd.
Ft. Lauderdale, FL 33308

	Re:	Proguard Acquisition Corp.
		Registration Statement on Form SB-2, Amendment 2
		Filed July 15, 2005
		File Number 333-123910

Dear Mr. Rivera:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Certain Relationships and Related Transactions, page 35

1. We note your response to comment 8, and we reissue the comment. Please file the note pertaining to the $50,000 loan from Corrections
Systems International during the year ended December 31, 2003, and disclose the note`s terms in your filing. This note does not yet appear to be filed; the two notes that are filed, exhibits 10.3 and
10.4, are dated after December 31, 2003.

2. Please describe the terms of the January 31, 2005 note, which is filed as exhibit 10.3.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Don Abbott at (202) 551-3608 or Kevin Woody at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Ms. Jody Walker, Esq.
	7841 South Garfield Way
	Centennial, CO 80122
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Ricardo A. Rivera
Proguard Acquisition Corp.
August 1, 2005
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